FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Consolidated financial statements for the first half of the fiscal year ending March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date January 4, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

September 30, 2005 and March 31, 2005

	Millions of yen		Thousands of U.S. dollars (note 3)
Assets	September 30, 2005	March 31, 2005	September 30, 2005

Cash and cash equivalents	646,085	708,715	5,717,566
Short-term investments (note 4)	180,472	146,568	1,597,097
Trade receivables, net of allowance for doubtful receivables and unearned income- September 30, 2005 ¥43,826 million ($387,841 thousand); March 31, 2005 ¥40,579 million:
Notes (notes 7 and 10)	126,818	132,572	1,122,283
Accounts (note 7)	2,051,288	2,065,194	18,152,991
Inventories (note 5)	1,329,110	1,198,955	11,762,036
Deferred income tax assets (current)	279,281	295,532	2,471,513
Prepaid expenses and other current assets	285,128	264,540	2,523,257
Investments in leases (note 7)	496,693	526,759	4,395,513
Investments and advances, including affiliated companies (note 4)	970,789	894,851	8,591,053
Property, plant and equipment (note 6):
Land	435,752	436,308	3,856,212
Buildings	1,735,930	1,740,057	15,362,212
Machinery and equipment	5,368,930	5,222,157	47,512,655
Construction in progress	65,145	57,291	576,505

	7,605,757	7,455,813	67,307,584
Less accumulated depreciation	5,205,707	5,097,882	46,068,203

Net property, plant and equipment	2,400,050	2,357,931	21,239,381

Deferred income tax assets (non-current)	437,544	460,721	3,872,071
Other assets (note 8)	686,370	683,909	6,074,071

	9,889,628	9,736,247	87,518,832

See accompanying notes to consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars (note 3)
Liabilities and Stockholders’ Equity	September 30, 2005	March 31, 2005	September 30, 2005

Short-term debt	729,199	676,611	6,453,089
Current portion of long-term debt	483,950	506,863	4,282,743
Trade payables:
Notes	55,067	62,855	487,319
Accounts	1,235,110	1,246,401	10,930,177
Accrued expenses	830,576	843,022	7,350,230
Income taxes	57,471	61,789	508,593
Advances received	286,510	247,586	2,535,487
Deferred income tax liabilities (current)	2,187	3,011	19,354
Other current liabilities	430,822	416,408	3,812,584
Long-term debt	1,389,392	1,319,032	12,295,504
Retirement and severance benefits	1,011,151	1,033,005	8,948,239
Deferred income tax liabilities (non-current)	29,260	25,754	258,938
Other liabilities	57,186	65,027	506,071

Total liabilities	6,597,881	6,507,364	58,388,328

Minority interests	955,871	921,052	8,459,035

Stockholders’ equity:
Common stock	282,033	282,033	2,495,867
Capital surplus	562,635	565,360	4,979,071
Legal reserve	110,666	110,214	979,345
Retained earnings	1,638,051	1,668,984	14,496,027
Accumulated other comprehensive loss:
Foreign currency translation adjustments	(69,637)	(90,904)	(616,257)
Minimum pension liability adjustments	(237,662)	(242,672)	(2,103,203)
Net unrealized holding gain on available-for-sale securities	67,589	32,996	598,133
Cash flow hedges	(281)	(944)	(2,487)
Treasury stock, at cost	(17,518)	(17,236)	(155,027)

Total stockholders’ equity	2,335,876	2,307,831	20,671,469
Commitments and contingencies (note 10)

	9,889,628	9,736,247	87,518,832

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (note 3)
	2005	2004	2005

Revenues	4,413,319	4,329,935	39,055,920

Cost of sales	(3,439,903)	(3,324,078)	(30,441,619)
Selling, general and administrative expenses	(895,662)	(878,525)	(7,926,212)

Impairment losses for long-lived assets (note 11)	(3,057)	(7,996)	(27,053)
Restructuring charges (note 12)	(1,567)	(3,877)	(13,867)
Interest income	7,621	6,113	67,442
Dividends income	3,768	4,022	33,345
Other income (note 13)	17,681	26,265	156,469
Interest charges	(15,673)	(14,235)	(138,699)
Other deductions (note 13)	(4,410)	(1,623)	(39,027)

Income before income taxes and minority interests	82,117	136,001	726,699

Income taxes:
Current	(50,309)	(59,857)	(445,212)
Deferred	(10,636)	(8,213)	(94,124)

Total income taxes	(60,945)	(68,070)	(539,336)
Income before minority interests	21,172	67,931	187,363

Minority interests	(32,118)	(26,773)	(284,230)

Net income (loss)	(10,946)	41,158	(96,867)

	Yen		U.S. dollars (note 3)
Net income (loss) per share (note 14):
Basic	(3.29)	12.48	(0.03)
Diluted	(3.29)	12.43	(0.03)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (note 3)
	2005	2004	2005

Common stock:
Balance at beginning of period	282,033	282,032	2,495,867
Conversion of convertible debentures	—	1	—

Balance at end of period	282,033	282,033	2,495,867

Capital surplus:
Balance at beginning of period	565,360	551,690	5,003,186
Gains on sales of treasury stock	59	53	522
Increase (decrease) arising from equity transaction and other	(2,784)	661	(24,637)

Balance at end of period	562,635	552,404	4,979,071

Legal reserve:
Balance at beginning of period	110,214	109,163	975,345
Net transfer from retained earnings	245	558	2,168
Net transfer from minority interests	207	14	1,832

Balance at end of period	110,666	109,735	979,345

Retained earnings:
Balance at beginning of period	1,668,984	1,651,272	14,769,770
Net income (loss)	(10,946)	41,158	(96,867)
Cash dividends	(18,323)	(16,490)	(162,150)
Net transfer to legal reserve	(245)	(558)	(2,168)
Net transfer to minority interests	(1,419)	(453)	(12,558)

Balance at end of period	1,638,051	1,674,929	14,496,027

Accumulated other comprehensive loss:
Foreign currency translation adjustments
Balance at beginning of period	(90,904)	(95,786)	(804,460)
Other comprehensive income, net of reclassification adjustments	21,771	17,051	192,664
Net transfer from (to) minority interests	(504)	397	(4,461)

Balance at end of period	(69,637)	(78,338)	(616,257)

Minimum pension liability adjustments
Balance at beginning of period	(242,672)	(329,536)	(2,147,539)
Other comprehensive income	5,044	15,494	44,637
Net transfer to minority interests	(34)	(18)	(301)

Balance at end of period	(237,662)	(314,060)	(2,103,203)

Net unrealized holding gain on available-for-sale securities
Balance at beginning of period	32,996	31,499	292,000
Other comprehensive income (loss), net of reclassification adjustments	34,584	(4,976)	306,053
Net transfer from minority interests	9	13	80

Balance at end of period	67,589	26,536	598,133

Cash flow hedges
Balance at beginning of period	(944)	(41)	(8,354)
Other comprehensive income (loss), net of reclassification adjustments	664	(531)	5,876
Net transfer to minority interests	(1)	(260)	(9)

Balance at end of period	(281)	(832)	(2,487)

Total accumulated other comprehensive loss	(239,991)	(366,694)	(2,123,814)

Treasury stock, at cost:
Balance at beginning of period	(17,236)	(32,162)	(152,531)
Acquisition for treasury	(466)	(325)	(4,124)
Sales of treasury stock	184	162	1,628

Balance at end of period	(17,518)	(32,325)	(155,027)

Total stockholders’ equity	2,335,876	2,220,082	20,671,469

Total comprehensive income	51,117	68,196	452,363

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (note 3)
	2005	2004	2005

Cash flows from operating activities:
Net income (loss)	(10,946)	41,158	(96,867)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	218,599	206,271	1,934,504
Amortization	66,412	63,855	587,717
Impairment losses for long-lived assets	3,057	7,996	27,053
Deferred income taxes	10,636	8,213	94,124
Equity in earnings of affiliated companies, net	(3,416)	(10,117)	(30,230)
Gain on sale of investments and subsidiaries’ common stock	(9,429)	(12,449)	(83,443)
Impairment of investments in securities	2,744	3,120	24,283
Loss (gain) on disposal of rental assets and other property	7,553	(445)	66,841
Income applicable to minority interests	32,118	26,773	284,230
Decrease in receivables	137,913	182,556	1,220,469
Increase in inventories	(152,059)	(189,797)	(1,345,655)
(Increase) decrease in prepaid expenses and other current assets	1,921	(12,803)	17,000
Decrease in payables	(57,512)	(83,972)	(508,956)
Decrease in accrued expenses and retirement and severance benefits	(44,195)	(36,907)	(391,106)
Decrease in accrued income taxes	(5,238)	(14,385)	(46,354)
Increase (decrease) in other liabilities	18,916	(21,711)	167,398
Net change in inventory-related receivables from financial services (Note 2 (x))	5,925	(7,179)	52,434
Other	(1,894)	323	(16,761)

Net cash provided by operating activities	221,105	150,500	1,956,681

Cash flows from investing activities:
(Increase) decrease in short-term investments	(25,286)	30,141	(223,770)
Capital expenditures	(179,009)	(166,845)	(1,584,150)
Purchase of assets to be leased (Note 2 (x))	(233,245)	(253,746)	(2,064,115)
Collection of investments in leases (Note 2 (x))	199,231	168,986	1,763,106
Proceeds from disposal of rental assets and other property	37,268	44,183	329,805
Proceeds from sale of investments and subsidiaries’ common stock	36,115	32,875	319,602
Purchase of investments and subsidiaries’ common stock	14,273	(7,653)	126,310
Purchase of software (Note 2 (x))	(60,234)	(61,221)	(533,044)
Other	(44,605)	19,669	(394,735)

Net cash used in investing activities	(255,492)	(193,611)	(2,260,991)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(5,384)	32,225	(47,646)
Proceeds from long-term debt	206,330	295,998	1,825,929
Payments on long-term debt	(207,162)	(422,349)	(1,833,292)
Proceeds (payments) on subsidiaries’ common stock, net	(3,971)	7,539	(35,141)
Dividends paid to stockholders	(18,247)	(16,406)	(161,478)
Dividends paid to minority stockholders of subsidiaries	(9,084)	(8,135)	(80,389)
Acquisition of common stock for treasury	(466)	(325)	(4,124)
Proceeds from sales of treasury stock	243	215	2,150

Net cash used in financing activities	(37,741)	(111,238)	(333,991)

Effect of exchange rate changes on cash and cash equivalents	9,498	9,002	84,053

Net decrease in cash and cash equivalents	(62,630)	(145,347)	(554,248)
Cash and cash equivalents at beginning of period	708,715	764,396	6,271,814

Cash and cash equivalents at end of period	646,085	619,049	5,717,566

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries, of which fiscal years differ from September 30 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their half-year end to September 30. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies that are accounted for using the equity method primarily relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company. Investments of less than 20% or where the Company does not have significant influence are accounted for using the cost method.

(c)	Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have maturities of generally three months or less when purchased to be cash equivalents.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(d)	Allowance for doubtful receivables

Allowance for doubtful receivables, including both trade and investments in leases, is the Company’s and subsidiaries’ best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but are not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation.” Under this standard, the assets and liabilities of the Company’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of operations and are accumulated and included in accumulated other comprehensive loss as part of stockholders’ equity.

(f)	Investments in Securities and Affiliated Companies

Equity securities that do not have readily determinable fair values are accounted for under the cost method. The Company classifies investments in securities that have readily determinable fair values and all investments in debt securities in three categories: held-to-maturity securities, trading securities and available-for-sale securities.

Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

A decline in fair value of any available-for-sale or held-to-maturity security below the cost basis or the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis or the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in the ratio of market prices per share to book value per share at the date of evaluation compared to that at the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

The Company evaluates the amortized cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in equity-method investees and cost method investments for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(g)	Securitizations

The Company and certain subsidiaries have a number of securitization programs. Under those programs, certain financial assets such as lease receivables, trade receivables and others are sold to Special Purpose Entities (SPEs) which are funded through the issuance of asset-backed securities to investors. When a transfer of financial assets is eligible to be accounted for as a sale under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average cost method for raw materials and other inventories.

(i)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the following estimated useful lives:

Buildings
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment
Machinery	4 to 13 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

(j)	Goodwill and Other Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The fair value of a reporting unit is estimated using the expected present value of future cash flows. Intangible assets with finite useful lives are amortized over their respective estimated useful lives.

(k)	Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility in accordance with SFAS No.86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” The annual amortization of such capitalized costs is the greater of the amount computed using the ratio of each software’s expected future revenue to current year’s revenue or the straight-line method over the remaining estimated economic life of each software.

(l)	Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets or related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset exceeds the fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(m)	Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

(n)	Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

The Company designates and accounts for hedging derivatives as follows:

•	“Fair value” hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.

•	“Cash flow” hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.

•	“Foreign currency” hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge’s inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(o)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured.

The Company offers multiple solutions to its customers’ needs. Those solutions may involve the delivery or performance of multiple elements, such as products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. When one element is delivered prior to the other in an arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the Company if the arrangement includes a general right of return relative to the delivered item. If all conditions described above are met, each element in an arrangement is considered a separate unit of accounting, and the arrangement consideration is allocated to the separate units of accounting based on the relative fair values provided that there is objective and reliable evidence of the fair values of all units of accounting in the arrangement. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence (VSOE), or in the absence of VSOE, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

Product Sales:

Revenue from sales of these products is recognized when title and risk of loss have been transferred to the customer. Depending upon the terms of the contract or arrangement with the customer, this may occur at the time of shipment, when installation is completed or upon the attainment of customer acceptance. The Company’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. Product warranties are offered on the Company’s and certain subsidiaries’ products (in certain cases separately priced) and a warranty accrual is established when sales are recognized and is based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

Price protection is provided to retailers of the Company’s consumer products business and others to compensate the customer retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of operations. In addition, it is our policy to accrue reasonably and reliably estimated price adjustment at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

Product revenues which are recognized upon shipment are information technology system products, semiconductor manufacturing equipment, test and measurement equipment, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products and automotive equipment. Revenues for railway vehicles are recognized upon acceptance or shipment, depending on contract terms. Product revenues that are recognized upon acceptance are medical electronic devices, industrial machinery and equipment, nuclear, thermal and hydroelectric power plants, and elevators and escalators.

Revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable.

The Company recognizes software revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon shipment of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Customized software revenue is recognized upon customer acceptance. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services are recognized when the services are rendered.

The Company’s standard software license agreement provides for a limited warranty that the license will operate substantially in accordance with the functionality described in the documentation provided with the products. The standard software license does not provide for right of return. The Company provides for warranty at the time of revenue recognition using historical experience of warranty claims. To date such warranty provisions have been insignificant.

Service Revenues:

Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

(p)	Advertising

Advertising costs are expensed as incurred.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(q)	Research and Development Costs

Research and development costs are expensed as incurred. Costs incurred in connection with the development of software products for sale are accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

(r)	Income Taxes

Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(s)	Sales of Stock by Subsidiaries

The change in the Company’s proportionate share of a subsidiary’s equity resulting from issuance of stock by the subsidiary is accounted for as an income statement recognition.

(t)	Net Income Per Share

Net income per share is computed in accordance with SFAS No. 128, “Earnings per Share.” This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statements of operations. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(u)	Stock-based Compensation

The Company and certain subsidiaries have stock-based compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. For the six months ended September 30, 2005 and 2004, the Company recognized no material stock-based compensation expense.

SFAS No. 123, “Accounting for Stock-Based Compensation,” prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elects to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income (loss) and the per share information for the six months ended September 30, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	September 30, 2004	September 30, 2005
Net income (loss) – as reported	(10,946)	41,158	(96,867)
Stock-based compensation expense included in reported net income (loss)	256	298	2,265
Stock-based compensation expense determined under SFAS No.123	(219)	(246)	(1,938)

Net income (loss) – pro forma	(10,909)	41,210	(96,540)

	Yen		U.S. dollars
Net income (loss) per share:
Basic – as reported	(3.29)	12.48	(0.03)
Basic – pro forma	(3.27)	12.50	(0.03)

Diluted – as reported	(3.29)	12.43	(0.03)
Diluted – pro forma	(3.28)	12.45	(0.03)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(v)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

(w)	Guarantees

The Company recognizes, at the inception of the guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002, in accordance with the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.”

(x)	Presentation of Receivables from Financing Services in Consolidated Statements of Cash Flows

Certain financing subsidiaries provide the financing services related to products which the Company and its subsidiaries manufacture under lease agreements. Such transactions were reflected as an operating cash inflow and an investing cash outflow in the consolidated statements of cash flows when a lease agreement was commenced even though there was no cash flow on a consolidated basis. During the forth quarter of the prior year, after considering the concern raised by the SEC in public, the Company has decided to reflect the fact there was no cash received by the consolidated entity at the inception of the lease, resulting in the elimination of the effects of the intercompany transaction, and to properly classify cash receipts from lease receivables related to the products manufactured by the Company and its subsidiaries as operating activities. The reclassification has also been made to the presentation of the prior period’s statement of cash flows and the effect of this reclassification for the six months ended September 30, 2004 is as follows:

Millions of yen
Net cash provided by operating activities, as previously reported	157,679
Reclassification	(7,179)

Revised net cash provided by operating activities	150,500

Net cash used in investing activities, as previously reported	(200,790)
Reclassification	7,179

Revised net cash used in investing activities	(193,611)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(y)	New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The amendments made by SFAS No. 151 clarify that abnormal amounts of costs should be recognized as current-period charges rather than as a portion of the inventory cost. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. SFAS No. 151 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” The amendments made by SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and adopted a broader exception for exchanges of nonmonetary assets that do not have commercial substance and should be measured based on the recorded amount of the asset relinquished. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. SFAS No. 153 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 (R) supersedes APB No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Also, the SEC issued Staff Accounting Bulletin No. 107, in which interpretations expressed views of the staff regarding the interaction between SFAS No. 123 (R) and certain SEC rules and regulations, and provided the staff’s views regarding the valuation of share-based payment arrangements for public companies. The provisions of SFAS No. 123 (R) shall be effective no later than the beginning of the first fiscal year beginning after June 15, 2005, as deferred by the SEC. SFAS No. 123 (R) is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

(z)	Reclassifications

Certain reclassifications have been made to prior period balances in order to conform to the current period presentations.

(3)	Basis of Financial Statement Translation

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥113=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2005. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(4)	Investments in Securities and Affiliated Companies

Short-term investments as of September 30, 2005 and March 31, 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2005
Investments in securities:
Available-for-sale securities	93,564	81,583	828,000
Held-to-maturity securities	57	392	504
Trading securities	86,851	64,593	768,593

	180,472	146,568	1,597,097

Investments and advances, including affiliated companies as of September 30, 2005 and March 31, 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2005
Investments in securities:
Available-for-sale securities	404,605	314,471	3,580,575
Held-to-maturity securities	312	658	2,761
Securities without readily determinable fair values	82,971	77,755	734,257
Investments in affiliated companies	345,730	388,076	3,059,557
Advances and other	137,171	113,891	1,213,903

	970,789	894,851	8,591,053

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of September 30, 2005 and March 31, 2005.

	Millions of yen
	September 30, 2005
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	42,145	23	18	42,150
Other securities	51,456	18	60	51,414

	93,601	41	78	93,564

Investments and advances:
Equity securities	135,503	161,691	3,210	293,984
Debt securities	88,302	1,647	848	89,101
Other securities	21,011	598	89	21,520

	244,816	163,936	4,147	404,605

	338,417	163,977	4,225	498,169

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

	Thousands of U.S. dollars
	September 30, 2005
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	372,965	203	159	373,009
Other securities	455,363	159	531	454,991

	828,328	362	690	828,000
Investments and advances:
Equity securities	1,199,141	1,430,894	28,407	2,601,628
Debt securities	781,434	14,575	7,505	788,504
Other securities	185,938	5,292	787	190,443

	2,166,513	1,450,761	36,699	3,580,575

	2,994,841	1,451,123	37,389	4,408,575

	Millions of yen
	March 31, 2005
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	37,195	34	20	37,209
Other securities	44,355	19	—	44,374

	81,550	53	20	81,583
Investments and advances:
Equity securities	98,751	102,170	3,623	197,298
Debt securities	91,412	1,383	907	91,888
Other securities	24,928	450	93	25,285

	215,091	104,003	4,623	314,471

	296,641	104,056	4,643	396,054

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of September 30, 2005 and March 31, 2005.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

	Millions of yen
	September 30, 2005
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross Losses
Short-term investments:
Debt securities	2,887	18	—	—
Other securities	2,060	60	—	—

	4,947	78	—	—
Investments and advances:
Equity securities	9,522	2,376	5,195	834
Debt securities	22,112	494	12,354	354
Other securities	2,477	34	1,274	55

	34,111	2,904	18,823	1,243

	39,058	2,982	18,823	1,243

	Thousands of U.S. dollars
	September 30, 2005
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross Losses
Short-term investments:
Debt securities	25,549	159	—	—
Other securities	18,230	531	—	—

	43,779	690	—	—
Investments and advances:
Equity securities	84,266	21,027	45,974	7,380
Debt securities	195,681	4,372	109,327	3,133
Other securities	21,920	300	11,274	487

	301,867	25,699	166,575	11,000

	345,646	26,389	166,575	11,000

	Millions of yen
	March 31, 2005
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross Losses
Short-term investments:
Debt securities	3,842	20	—	—
Other securities	—	—	—	—

	3,842	20	—	—
Investments and advances:
Equity securities	10,112	2,694	5,025	929
Debt securities	14,559	669	10,937	238
Other securities	5,317	59	905	34

	29,988	3,422	16,867	1,201

	33,830	3,442	16,867	1,201

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the six months ended September 30, 2005 and 2004 were ¥22,809 million ($201,850 thousand) and ¥27,703 million, respectively. The gross realized gains on the sale of those securities for the six months ended September 30, 2005 and 2004 were ¥2,588 million ($22,903 thousand) and ¥8,227 million, respectively, while gross realized losses on the sale of those securities for the six months ended September 30, 2005 and 2004 were ¥151 million ($1,336 thousand) and ¥20 million, respectively.

For the six months ended September 30, 2005 and 2004, the amount of the net unrealized holding gain or loss on available-for-sale securities that has been included in accumulated other comprehensive loss was a net gain of ¥53,189 million ($470,699 thousand) and a net loss of ¥455 million, respectively, and the amount of gains and losses reclassified out of accumulated other comprehensive loss was a net gain of ¥1,700 million ($15,044 thousand) and ¥4,926 million, respectively.

Trading securities consist mainly of investments in trust accounts. The portions of trading gains and losses for the six months ended September 30, 2005 and 2004 that related to trading securities still held at the balance sheet date were a gain of ¥4,488 million ($39,717 thousand) and ¥2,762 million, respectively.

The contractual maturities of debt securities and other securities classified as Investments and advances in the consolidated balance sheets as of September 30, 2005 are as follows:

	Millions of yen
	September 30, 2005
	Held-to- maturity	Available-for- sale	Total
Due within five years	312	41,940	42,252
Due after five years	—	68,681	68,681

	312	110,621	110,933

	Thousands of U.S. dollars
	September 30, 2005
	Held-to- maturity	Available-for- sale	Total
Due within five years	2,761	371,151	373,912
Due after five years	—	607,796	607,796

	2,761	978,947	981,708

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

The aggregate carrying amount of cost method investments which were not evaluated for impairment as of September 30, 2005 and March 31, 2005 were ¥81,227 million ($718,823 thousand) and ¥75,838 million, respectively, mainly because the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies based on the quoted market price as of September 30, 2005 and March 31, 2005 were ¥136,883 million ($1,211,354 thousand) and ¥206,942 million, respectively. The aggregate carrying amount of such investments as of September 30, 2005 and March 31, 2005 were ¥86,698 million ($767,239 thousand) and ¥130,850 million, respectively.

As of September 30, 2005 and March 31, 2005, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥14,673 million ($129,850 thousand) between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, as of September 30, 2005 and March 31, 2005, equity method goodwill included in investments in certain affiliated companies were ¥6,786 million ($60,053 thousand) and ¥8,669 million, respectively.

(5)	Inventories

Inventories as of September 30, 2005 and March 31, 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2005
Finished goods	386,319	371,331	3,418,753
Work in process	748,252	651,227	6,621,699
Raw materials	194,539	176,397	1,721,584

	1,329,110	1,198,955	11,762,036

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(6)	Leases

The Company and certain subsidiaries are lessors of manufacturing machinery and equipment under operating lease arrangements with terms ranging from 3 to 6 years.

Machinery and equipment at cost under operating leases and accumulated depreciation as of September 30, 2005 amounted to ¥1,494,455 million ($13,225,265 thousand) and ¥1,142,444 million ($10,110,124 thousand), respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of non-cancelable operating leases as of September 30, 2005:

Years ending September 30	Millions of yen	Thousands of U.S. dollars
2006	72,033	637,460
2007	53,057	469,531
2008	36,575	323,673
2009	18,191	160,982
2010	8,218	72,726
Thereafter	12,102	107,097

Total minimum payments to be received	200,176	1,771,469

The Company and certain subsidiaries lease certain manufacturing machinery and equipment under operating lease arrangements.

The following table shows the future minimum lease payments of non-cancelable operating leases as of September 30, 2005:

Years ending September 30	Millions of yen	Thousands of U.S. dollars
2006	13,337	118,027
2007	9,585	84,823
2008	7,450	65,929
2009	5,416	47,929
2010	2,363	20,911
Thereafter	7,418	65,646

Total minimum lease payments	45,569	403,265

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(7)	Securitizations

For the six months ended September 30, 2005 and 2004, Hitachi Capital Corporation (HCC), a financing subsidiary, sold primarily lease receivables, to Special Purpose Entities (SPE), and the SPEs issued asset-backed commercial papers to investors. The investors and the SPEs have no recourse to HCC’s other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and are subordinate to investor’s interests. For the six months ended September 30, 2005 and 2004, gains recognized on the sale of lease receivables amounted to ¥9,508 million ($84,142 thousand) and ¥7,166 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPEs during the six months ended September 30, 2005 and 2004:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	September 30, 2004	September 30, 2005
Proceeds from transfer of lease receivables	195,894	180,791	1,733,575
Servicing fees received	8	11	71
Purchases of delinquent or ineligible assets	(12,596)	(10,813)	(111,469)

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the six months ended September 30, 2005 are as follows:

	Millions of yen
	September 30, 2005
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	1,133,064	952	493
Assets transferred	(636,371)

Assets held in portfolio	496,693

	Thousands of U.S. dollars
	September 30, 2005
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	10,027,115	8,425	4,363
Assets transferred	(5,631,602)

Assets held in portfolio	4,395,513

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

For the six months ended September 30, 2005 and 2004, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the six months ended September 30, 2005 and 2004, proceeds from transfer of trade receivables were ¥621,981 million ($5,504,257 thousand) and ¥551,553 million, respectively, and losses recognized on those transfers were ¥1,104 million ($9,770 thousand) and ¥1,649 million, respectively.

(8)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the six months ended September 30, 2005 and 2004 amounted to ¥91,887 million ($813,159 thousand) and ¥86,339 million, respectively, and related amortization expense during the six months ended September 30, 2005 and 2004 amounted to ¥66,412 million ($587,717 thousand) and ¥63,855 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized computer software costs for software to be sold, leased or otherwise marketed is charged to cost of sales.

Intangible assets other than goodwill as of September 30, 2005 and March 31, 2005 are as follows:

	Millions of yen
	September 30, 2005			March 31, 2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets
Software	413,641	298,060	115,581	402,523	279,139	123,384
Software for internal use	403,142	216,084	187,058	362,426	189,024	173,402
Patents	125,321	31,316	94,005	123,445	24,375	99,070
Other	100,175	65,852	34,323	96,371	61,769	34,602

	1,042,279	611,312	430,967	984,765	554,307	430,458

Unamortized intangible assets	8,269	—	8,269	9,382	—	9,382
	Thousands of U.S. dollars
	September 30, 2005
	Gross Carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets
Software	3,660,540	2,637,699	1,022,841
Software for internal use	3,567,628	1,912,248	1,655,380
Patents	1,109,036	277,133	831,903
Other	886,504	582,761	303,743

	9,223,708	5,409,841	3,813,867

Unamortized intangible assets	73,177	—	73,177

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

The changes in the carrying amount of goodwill for the six months ended September 30, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	September 30, 2004	September 30, 2005
Balance at beginning of the period	45,898	53,478	406,177
Acquired during the period	12,320	4,404	109,026
Impairment loss	(579)	(2,421)	(5,124)
Translation adjustment and other	2,190	1,480	19,381

Balance at end of the period, included in Other assets	59,829	56,941	529,460

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(9)	Pledged Assets

As of September 30, 2005, certain subsidiaries pledge a portion of their assets as collateral for bank loans, trade payables and other liabilities as follows:

	Millions of yen	Thousands of U.S. dollars
	September 30, 2005	September 30, 2005
Cash and cash equivalents	100	885
Other current assets	70	619
Investments and advances	175	1,549
Land	7,790	68,938
Buildings	7,525	66,593
Machinery and equipment	7,301	64,611

	22,961	203,195

In addition, a subsidiary pledges equity securities issued by its subsidiary as collateral for bank loans totaling ¥338 million ($2,991 thousand). The collateralized number of shares and the fair value as of September 30, 2005 are as follows:

Subsidiary name	Number of shares owned in thousands	Percent of ownership	Collateralized number of shares in thousands	Fair value as of September 30, 2005
				Millions of yen	Thousands of U.S. dollars

Hitachi Powdered Metals Co., Ltd.	17,072	53.3%	2,000	1,490	13,186

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(10)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥28,486 million ($252,088 thousand) as of September 30, 2005.

Hitachi Capital Corporation (HCC), a financing subsidiary of the Company, provides guarantees to financial institutions for extending loans to customers of HCC. As of September 30, 2005, the undiscounted maximum potential future payments under such guarantees amounted to ¥506,622 million ($4,483,381 thousand). The Company has accrued ¥6,520 million ($57,699 thousand) as an obligation to stand ready to perform over the term of the guarantees in the event the customer can not make its scheduled payments.

HCC provides certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, HCC provides credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments to its affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of September 30, 2005 is as follows:

	Millions of yen	Thousands of U.S. dollars
Total commitment available	661,829	5,856,894
Amount utilized	(21,765)	(192,611)

Balance available	640,064	5,664,283

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain of its subsidiaries have line of credit arrangements with banks in order to secure a source of working capital. The unused line of credit as of September 30, 2005 amounted to ¥191,394 million ($1,693,752 thousand).

The Company and its subsidiaries generally warrant its products over respective warranty periods. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the six months ended September 30, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	September 30, 2004	September 30, 2005
Balance at beginning of the period	128,949	107,774	1,141,142
Expense recognized upon issuance of warranties	34,258	32,882	303,168
Payment of cash or in kind	(29,006)	(25,799)	(256,690)
Other, including effect of foreign currency translation	1,952	943	17,274

Balance at end of the period	136,153	115,800	1,204,894

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

As of September 30, 2005 and March 31, 2005, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2005
Notes discounted	3,624	4,853	32,071
Notes endorsed	4,369	6,644	38,664

	7,993	11,497	70,735

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of the management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

(11)	Impairment Losses for Long-Lived Assets

For the six months ended September 30, 2005, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥1,267 million ($11,212 thousand) in the Electronic Devices division. These losses were mainly the result of change in the extent or manner the assets were used and were determined based primarily on discounted future cash flows.

For the six months ended September 30, 2004, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥5,451 million in the Electronic Devices division. These losses, in part, were the result of change in the manner the assets were used.

(12)	Restructuring Charges

Certain losses incurred in the reorganization of the certain subsidiaries’ operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the six months ended September 30, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	September 30, 2004	September 30, 2005
Special termination benefits	859	3,261	7,602
Loss on fixed assets	708	616	6,265

	1,567	3,877	13,867

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the six months ended September 30, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	September 30, 2004	September 30, 2005
Balance at beginning of the period	14,389	908	127,336
New charges	859	3,261	7,602
(employees to be terminated)	253	259	—
Cash payments	(12,492)	(3,682)	(110,549)
(employees actually terminated)	(1,351)	332	—
Foreign currency exchange rate changes	74	—	655

Balance at end of the period	2,830	487	25,044

The restructuring charges for the six months ended September 30, 2005 mainly consist of special termination benefits for the early terminated employees of subsidiaries of High Functional Materials & Components division.

The restructuring charges for the six months ended September 30, 2004 mainly consist of special termination benefits for the early terminated employees of domestic subsidiaries of Information and Telecommunication Systems division. The restructuring took place as a part of the subsidiaries’ efforts to further streamline the operations.

(13)	Other Income and Other Deductions

The following items are included in other income or other deductions for the six months ended September 30, 2005 and 2004.

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	September 30, 2004	September 30, 2005
Net gain on securities	10,345	8,926	91,549
Equity in earnings of affiliated companies	3,416	10,117	30,230
Net gain (loss) on sale and disposal of rental assets and other property	(4,144)	1,849	(36,673)
Exchange gain	3,920	5,373	34,690

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(14)	Net Income (Loss) Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations for the six months ended September 30, 2005 and 2004 are as follows:

	Number of shares
	September 30, 2005	September 30, 2004
Weighted average number of shares on which basic net income (loss) per share is calculated	3,331,338,348	3,297,808,425
Effect of dilutive securities:
7th series convertible debentures	—	128,237,727
Series A zero coupon convertible bonds	—	—
Series B zero coupon convertible bonds	—	—
Stock options	95,145	277,974

Number of shares on which diluted net income (loss) per share is calculated	3,331,433,493	3,426,324,126

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	September 30, 2004	September 30, 2005
Net income (loss) applicable to common stockholders	(10,946)	41,158	(96,867)
Effect of dilutive securities:
7th series convertible debentures	—	1,445	—
Series A zero coupon convertible bonds	—	—	—
Series B zero coupon convertible bonds	—	—	—
Other	(30)	(12)	(266)

Net income (loss) on which diluted net income (loss) per share is calculated	(10,976)	42,591	(97,133)

	Yen		U.S. dollars
Net income (loss) per share:
Basic	(3.29)	12.48	(0.03)
Diluted	(3.29)	12.43	(0.03)

7th series convertible debentures were redeemed in September 2004.

The net loss per share computations for the six months ended September 30, 2005 excludes all the convertible bonds because their effect would have been antidilutive.

In addition, the net income (loss) per share computation excludes some stock options because their effect would have been antidilutive.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(15)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 40% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in the U.K., the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company’s principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company’s and certain subsidiaries’ exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

The Company and certain financing subsidiaries mainly finance a portion of their operations by long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, the Company and certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, the Company and certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Interest charges for the six months ended September 30, 2005 and 2004 include gains of ¥570 million ($5,044thousand) and losses of ¥588 million, respectively, which represents the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the six months ended September 30, 2005 and 2004.

Cash flow hedge

Foreign Currency Exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

The sum of the amount of the hedging ineffectiveness is not material for the the six months ended September 30, 2005 and 2004.

As of September 30, 2005, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 57 months.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

Interest Rate Exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the six months ended September 30, 2004 include losses of ¥138 million which represents the component of the hedging ineffectiveness. Ineffectiveness was not material for the six months ended September 30, 2005.

The contract or notional amounts of derivative financial instruments held as of September 30, 2005 and March 31, 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	March 31, 2005	September 30, 2005
Forward exchange contracts:
To sell foreign currencies	285,657	282,333	2,527,938
To buy foreign currencies	93,591	62,104	828,239
Cross currency swap agreements:
To sell foreign currencies	93,029	91,732	823,265
To buy foreign currencies	145,804	148,007	1,290,301
Interest rate swaps	545,200	571,395	4,824,779
Option contracts	12,885	19,152	114,027

(16)	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investment in securities

The fair value of investment in securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the Company’s and subsidiaries’ incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements, interest rate swaps and option contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

The carrying amounts and estimated fair values of the financial instruments as of September 30, 2005 and March 31, 2005 are as follows:

	Millions of yen
	September 30, 2005		March 31, 2005
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investment in securities:
Short-term investments	180,472	180,472	146,568	146,568
Investments and advances	404,917	404,926	315,129	315,143
Derivatives (Assets):
Forward exchange contracts	322	322	683	683
Cross currency swap agreements	1,253	1,253	1,109	1,109
Interest rate swaps	548	548	1,407	1,407
Option contracts	—	—	—	—
Long-term debt	(1,873,342)	(1,869,888)	(1,825,895)	(1,826,562)
Derivatives (Liabilities):
Forward exchange contracts	(4,119)	(4,119)	(5,211)	(5,211)
Cross currency swap agreements	(4,113)	(4,113)	(6,478)	(6,478)
Interest rate swaps	(3,603)	(3,603)	(5,603)	(5,603)
Option contracts	(111)	(111)	(237)	(237)

	Thousands of U.S. dollars
	September 30, 2005
	Carrying amounts	Estimated fair values
Investment in securities:
Short-term investments	1,597,097	1,597,097
Investments and advances	3,583,336	3,583,416
Derivatives (Assets):
Forward exchange contracts	2,850	2,850
Cross currency swap agreements	11,088	11,088
Interest rate swaps	4,850	4,850
Option contracts	—	—
Long-term debt	(16,578,248)	(16,547,681)
Derivatives (Liabilities):
Forward exchange contracts	(36,451)	(36,451)
Cross currency swap agreements	(36,398)	(36,398)
Interest rate swaps	(31,885)	(31,885)
Option contracts	(982)	(982)

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at September 30, 2005 and March 31, 2005 totaled ¥82,971 million ($734,257 thousand) and ¥77,755 million, respectively.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2005

(17)	Merger and Acquisition

On May 25, 2004, the Company signed a merger agreement with TOKICO LTD. (TOKICO) and Hitachi Unisia Automotive, Ltd. and, on October 1, 2004, acquired full ownership of TOKICO by exchanging 0.521 of the Company’s treasury stock for each of TOKICO’s common stocks outstanding. Before the transaction, the Company and certain subsidiaries had owned approximately 42% of TOKICO, which had been accounted for under the equity method. The Company and TOKICO obtained third party appraisals of the respective share prices which were used as a basis of negotiation over the share exchange ratio. On October 1, 2004, the Company issued 33,937,141 shares of treasury stock, in the amount of ¥28,134 million calculated by using the quoted market price of ¥829 per share as of the announcement date, March 26, 2004, for the exchange with the TOKICO’s shareholders registered as of September 30, 2004. As a result, ¥12,509 million of gains on stock exchange upon the merger was credited to capital surplus.

TOKICO manufactures automotive components and pneumatic equipment. As described above, the Company has strategically targeted the automotive products business and the purpose of the merger with TOKICO is to further expand this business.

The effects of the merger to the Company’s consolidated financial position as of October 1, 2004 were not material. On a pro forma basis, revenue, net income and the per share information of the Company with an assumed merger date for TOKICO of April 1, 2004 would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2005.

(18)	Subsequent Events

The Company has sold some stocks of Hitachi High-Technologies Corporation and Hitachi System & Services, Ltd., subsidiaries of the Company, and NAKAYO TELECOMMUNICATIONS, INC., an affiliate, pursuant to the decision dated July 26, 2005 and September 8, 2005 by the President and Chief Executive Officer.

The Company sold 5,000,000 stocks of Hitachi High-Technologies Corporation on November 21, 2005 for ¥11,954 million ($105,788 thousand), 3,000,000 stocks of Hitachi System & Services, Ltd. on November 30, 2005 for ¥6,660 million ($58,938 thousand) and 4,200,000 stocks of NAKAYO TELECOMMUNICATIONS, INC. on December 1, 2005 for ¥2,077 million ($18,381 thousand). The Company recognized gain of ¥12,579 million ($111,319 thousand) on the sales. As a result, the Company’s proportionate shares of ownership interests in those subsidiaries have decreased. However, the sales are not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

Furthermore, NAKAYO TELECOMMUNICATIONS, INC. is no longer an affiliate of the Company.

SEGMENT INFORMATION

Industry Segment

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2005 and 2004

	Millions of yen				Millions of U.S. dollars	(A)/(B) × 100
	2005 (A)		2004 (B)		2005

Revenues:
Information & Telecommunication Systems	1,057,198		1,071,736		9,356	99%
	(21%	)	(21%	)

Electronic Devices	583,156		692,078		5,161	84
	(11%	)	(13%	)

Power & Industrial Systems	1,278,905		1,120,895		11,318	114
	(25%	)	(22%	)

Digital Media & Consumer Products	611,837		646,112		5,414	95
	(12%	)	(13%	)

High Functional Materials & Components	760,441		740,423		6,729	103
	(15%	)	(14%	)

Logistics, Services & Others	570,548		610,317		5,049	93
	(11%	)	(12%	)

Financial Services	260,896		270,778		2,309	96
	(5%	)	(5%	)

Subtotal	5,122,981		5,152,339		45,336	99
	(100%	)	(100%	)

Eliminations and Corporate Items	(709,662)		(822,404)		(6,280)	—

Total	4,413,319		4,329,935		39,056	102%

Operating Income (Loss):
Information & Telecommunication Systems	23,248		28,961		206	80%
	(21%	)	(21%	)

Electronic Devices	9,230		30,056		82	31
	(8%	)	(22%	)

Power & Industrial Systems	23,216		10,088		205	230
	(21%	)	(8%	)

Digital Media & Consumer Products	(16,231)		10,618		(144)	—
	(-15%	)	(8%	)

High Functional Materials & Components	48,053		40,328		425	119
	(44%	)	(29%	)

Logistics, Services & Others	6,898		7,528		61	92
	(6%	)	(5%	)

Financial Services	16,019		9,988		142	160
	(15%	)	(7%	)

Subtotal	110,433		137,567		977	80
	(100%	)	(100%	)

Eliminations and Corporate Items	(32,679)		(10,235)		(289)	—

Total	77,754		127,332		688	61%

Notes: 1.	Revenues by industry segment include intersegment transactions.

2.	SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.

3.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss). See the consolidated statements of operations and notes 11, 12 and 13 to the consolidated financial statements.

4.	The figures in this information are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥113=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2005.

Geographic Segment

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2005 and 2004

	Millions of yen				Millions of U.S. dollars	(A)/(B) × 100
	2005 (A)		2004 (B)		2005

Revenues:
Japan
Outside customer sales	3,164,988		3,128,385		28,009	101%
	(62%	)	(62%	)
Intersegment transactions	459,321		482,620		4,065	95
	(9%	)	(10%	)
Total	3,624,309		3,611,005		32,074	100
	(71%	)	(72%	)

Asia
Outside customer sales	524,756		530,416		4,644	99
	(10%	)	(10%	)
Intersegment transactions	203,001		193,389		1,796	105
	(4%	)	(4%	)
Total	727,757		723,805		6,440	101
	(14%	)	(14%	)

North America
Outside customer sales	426,875		391,422		3,778	109
	(8%	)	(8%	)
Intersegment transactions	23,678		14,968		209	158
	(1%	)	(0%	)
Total	450,553		406,390		3,987	111
	(9%	)	(8%	)

Europe
Outside customer sales	239,728		230,687		2,121	104
	(5%	)	(5%	)
Intersegment transactions	13,175		10,319		117	128
	(0%	)	(0%	)
Total	252,903		241,006		2,238	105
	(5%	)	(5%	)

Other Areas
Outside customer sales	56,972		49,025		504	116
	(1%	)	(1%	)
Intersegment transactions	1,908		1,882		17	101
	(0%	)	(0%	)
Total	58,880		50,907		521	116
	(1%	)	(1%	)

Subtotal	5,114,402		5,033,113		45,260	102
	(100%	)	(100%	)

Eliminations and Corporate Items	(701,083)		(703,178)		(6,204)	—

Total	4,413,319		4,329,935		39,056	102%

	Millions of yen				Millions of U.S. dollars	(A)/(B) × 100
	2005 (A)		2004 (B)		2005

Operating Income (Loss):
Japan	112,449		106,160		995	106%
	(95%	)	(71%	)

Asia	(8,082)		25,105		(71)	—
	(-7%	)	(17%	)

North America	7,681		7,548		68	102
	(6%	)	(5%	)

Europe	4,159		7,858		37	53
	(4%	)	(5%	)

Other Areas	2,067		2,214		18	93
	(2%	)	(2%	)

Subtotal	118,274		148,885		1,047	79
	(100%	)	(100%	)

Eliminations and Corporate Items	(40,520)		(21,553)		(359)	—

Total	77,754		127,332		688	61%

Revenues by Market Hitachi, Ltd. and Subsidiaries Six months ended September 30, 2005 and 2004

	Millions of yen				Millions of U.S. dollars	(A)/(B) × 100
	2005 (A)		2004 (B)		2005

Domestic revenues	2,741,287		2,709,295		24,259	101%
	(62%	)	(63%	)

Overseas revenues
Asia	726,662		694,304		6,431	105
	(17%	)	(16%	)

North America	455,238		442,531		4,029	103
	(10%	)	(10%	)

Europe	340,164		346,287		3,010	98
	(8%	)	(8%	)

Other Areas	149,968		137,518		1,327	109
	(3%	)	(3%	)

Subtotal	1,672,032		1,620,640		14,797	103
	(38%	)	(37%	)

Total	4,413,319		4,329,935		39,056	102%
	(100%	)	(100%	)